Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

          HMN Financial, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “General Corporation Law”), hereby certifies as follows:

          FIRST:  That the Board of Directors of the Corporation, by resolutions duly adopted at a meeting, proposed and declared advisable the following amendment to the Corporation’s Certificate of Incorporation to be considered at the next annual meeting of the Corporation’s stockholders:

Paragraph A of Article Fourth of the Corporation’s Certificate of Incorporation is hereby amended by replacing that paragraph with the following, with the remainder of Article Fourth staying unchanged:

FOURTH:

A.         The total number of shares of all classes of stock that the Corporation shall have authority to issue is sixteen million five hundred thousand (16,500,000) consisting of:

1.        Five hundred thousand (500,000) shares of Preferred Stock, $.01 par value per share (the “Preferred Stock”); and

2.        Sixteen million (16,000,000) shares of Common Stock, $.01 par value per share (the “Common Stock”).

          SECOND:  That thereafter, pursuant to the resolutions of the Board of Directors, the 2013 Annual Meeting of the Corporation’s stockholders was duly called and held on April 23, 2013, upon notice in accordance with Section 222 of the General Corporation Law, at which the necessary number of shares as required by statute was voted in favor of the amendment.

          THIRD:  That the amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law.

          IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 23rd day of April, 2013.

HMN FINANCIAL, INC.

By	/s/ Bradley Krehbiel
Brad Krehbiel,
President and Chief Executive Officer